Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to the Registration Statement No. 333-188426 of our report dated May 8, 2013, relating to the combined financial statements of CyrusOne LP (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the allocation of certain corporate overhead expenses from Cincinnati Bell Inc.), appearing in the Prospectus, which is part of this Registration Statement, and of our report dated May 8, 2013, relating to the financial statement schedules appearing elsewhere in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 6, 2013